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                                                                    EXHIBIT 20.1


Visioneer Forms New Companies with Xerox and Primax

FREMONT, Calif., Dec. 3 /PRNewswire/ -- Visioneer, Inc.(Nasdaq: VSNR), a leader in personal imaging hardware and software products, today announced that the company has agreed to acquire ScanSoft, Inc., an indirect wholly owned subsidiary of Xerox, Inc. (NYSE: XRX). The combined company will operate as a public corporation under the ScanSoft name. Visioneer also announced today that it has agreed to sell its hardware business to a newly formed subsidiary of Primax Electronics Ltd. (Taiwan Stock Exchange: Code # 2336). The goal of these transactions is to create stronger competitive positions in the imaging software and hardware markets; to strengthen the holdings of Visioneer stockholders; and to provide greater imaging product choices for consumers.

Pursuant to the terms of this agreement, Visioneer will acquire Xerox's ScanSoft subsidiary for approximately 6.9 million shares of common stock, approximately
3.8 million shares of non-voting convertible preferred stock and the assumption of 1.8 million shares of ScanSoft stock options. In addition, approximately 5.1 million outstanding Visioneer shares will be cashed out by Visioneer at $2.06 per share with consideration from Xerox, and those shares will then be owned by Xerox. Xerox will own 45% of the outstanding common stock of ScanSoft after the merger, with Visioneer's current stockholders owning the remaining 55%. The Xerox transaction is scheduled to be completed in the first quarter of 1999.

The combined company, ScanSoft, will continue to market and support ScanSoft TextBridge, ScanSoft Pagis Pro, ScanSoft ScanWorks, Visioneer PaperPort, Visioneer OCR, Visioneer ScannerSuite, Visioneer PaperPort Deluxe and Visioneer Visual Explorer.

Under the second agreement, Visioneer will sell the rights to its entire line of hardware products and related intellectual properties, as well as the Visioneer brand name, to a new operating subsidiary of Primax Electronics Ltd. for approximately $7 million. The new Primax subsidiary will operate under the Visioneer name and will develop, market and manufacture Visioneer brand award-winning scanners and other hardware imaging products.
The sale of Visioneer's hardware business is expected to occur in January 1999.

Visioneer's current hardware marketing, sales, operations and quality assurance teams will become employees of the new Primax subsidiary. The new subsidiary has also signed a multi-year licensing agreement to bundle PaperPort software products with its entire line of hardware imaging products.

Visioneer's popular scanners are renowned for their quality and ease-of-use, while Primax is an acknowledged leader in the manufacture of high quality scanners. This partnership creates a highly competitive player among scanner manufacturers worldwide.

"Successful companies adapt quickly to rapidly changing markets," said J. Larry Smart, president and CEO of Visioneer. "By entering into these transactions with Xerox and Primax, we're seeking to ensure that the financial and marketing resources are there to carry on Visioneer's legacy of quality, innovation and ease-of-use. By focusing exclusively on the unique requirements of the hardware and software markets, each company will be able to leverage the technical strengths and brand equity of our products. In the final analysis, both our customers and stockholders should be well served."

The newly formed Visioneer division of Primax will be headquartered in Visioneer's current corporate offices in Fremont, California. J. Larry Smart, Visioneer's current president and CEO, will hold the same position in the new company. The merged Visioneer/ScanSoft company will be located in Peabody, Massachusetts with development centers on both West and East coasts and European operations in Reading, England. Michael Tivnan, ScanSoft's current president, will lead the combined company and Larry Smart will remain on its Board of Directors.


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About Visioneer

Visioneer, headquartered in Fremont, Calif., develops and markets imaging products that provide a faster and easier way to scan photographs and documents into computers and put them to work in the most popular applications. The company's first product shipped in 1994.

PaperPort personal imaging systems have garnered widespread industry acceptance and endorsements, including two consecutive World Class Awards and two five star rating reviews from Macworld magazine and PC World Magazine, Editor's Choice awards from PC Magazine, three MVP awards from PC Computing magazine, Editors' Choice and two consecutive Product of the Year awards from Imaging Magazine, an Editors' Pick Award from Home Office Computing, and a silver product design award from Business Week. Visioneer is located at 34800 Campus Drive, Fremont, CA 94555. Visioneer can be reached via fax at (510) 608-0305 or via the Internet at www.visioneer.com. For product information call 1-800-787-7007. For technical support call 1-888-368-9633.

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements contain risk and uncertainties that may cause actual results to differ materially, including the company's ability to consummate the transactions referred to above, which are dependent in part on the satisfaction of conditions outside of the company's control, including regulatory approvals, the continued operation of the company's business without material adverse changes, and in the case of the ScanSoft merger, approval by the company's stockholders; the company's ability to manage its relationships with customers and suppliers during the period preceding the communication of these transactions; the company's ability to orderly transition its hardware assets and liabilities to the new Primax subsidiary; the company's ability to retain key employees prior to completion of these transactions and the combined company's ability to attract and retain key employees; the combined company's ability to integrate its business and operations with ScanSoft; the combined company's ability to develop and introduce in a timely fashion new products and enhancements to existing Visioneer and ScanSoft products that meet changing customer requirements and emerging industry standards; the combined company's ability to compete successfully against increased competition, which could result in significant price reductions, decreased gross margins, loss of market share and lack of acceptance of the combined company's products; and the combined company's ability to manage growth.

Furthermore, both Visioneer and ScanSoft have experienced and may continue to experience significant fluctuations in revenues and operating results from quarter to quarter and from year to year due to a combination of factors, many of which are outside their direct control, including but not limited to demand for and market acceptance of the company's products, price competition in the market for their products, the timing, cancellation or rescheduling of significant orders, the purchasing patterns and potential product returns from their distribution channels, and there can be no assurance that such fluctuations will not continue after the merger. The company's business and financial results are also subject to the risks detailed from time to time in the company's SEC reports, including the report on Form 10-K for the year ended December 31,1997 and Forms 1O-Q for the quarters ended March 31, June 30, and September 30, 1998.


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